**CORPORATE ACCESS NUMBER: 2015773548**

Alberta

**BUSINESS CORPORATIONS ACT**

# CERTIFICATE

# OF

# AMENDMENT AND REGISTRATION

# OF RESTATED ARTICLES

**ENERPLUS CORPORATION**
AMENDED ITS ARTICLES ON 2012/05/11.

REGISTRAR OF CORPORATIONS

# Name/Structure Change Alberta Corporation - Registration Statement

# Alberta Amendment Date: 2012/05/11

| | |
|---|---|
| **Service Request Number:** | 17979903 |
| **Corporate Access Number:** | 2015773548 |
| **Legal Entity Name:** | ENERPLUS CORPORATION |
| **French Equivalent Name:** | |
| **Legal Entity Status:** | Active |

| | |
|---|---|
| **Alberta Corporation Type:** | Named Alberta Corporation |
| **New Legal Entity Name:** | ENERPLUS CORPORATION |
| **New French Equivalent Name:** | |
| **Nuans Number:** | |
| **Nuans Date:** | |
| **French Nuans Number:** | |
| **French Nuans Date:** | |

| | |
|---|---|
| **Share Structure:** | THE ANNEXED SCHEDULE "A" IS INCORPORATED INTO AND FORMS PART OF THIS FORM. |
| **Share Transfers Restrictions:** | NONE. |
| **Number of Directors:** | |
| **Min Number Of Directors:** | 1 |
| **Max Number Of Directors:** | 15 |
| **Business Restricted To:** | NONE. |
| **Business Restricted From:** | NONE. |
| **Other Provisions:** | THE ANNEXED SCHEDULE "B" IS INCORPORATED INTO AND FORMS PART OF THIS FORM. |
| **BCA Section/Subsection:** | 173(1)(E) |

| | |
|---|---|
| **Professional Endorsement Provided:** | |
| **Future Dating Required:** | |

---

**Annual Return**

| File Year | Date Filed |
|---|---|
| 2012 | 2012/01/12 |

**Attachment**

| Attachment Type | Microfilm Bar Code | Date Recorded |
|---|---|---|
| Articles/Plan of Arrangement/Court Order | 10000407103490027 | 2011/01/01 |
| Share Structure | ELECTRONIC | 2011/01/01 |
| Other Rules or Provisions | ELECTRONIC | 2011/01/01 |
| Articles/Plan of Arrangement/Court Order | 10000207103490090 | 2011/01/01 |
| Letter - Spelling Error | 10000807111529166 | 2012/01/16 |
| Share Structure | ELECTRONIC | 2012/05/11 |

**Registration Authorized By:** DAVID A. MCCOY
OFFICER

SCHEDULE "A"
ARTICLES OF AMENDMENT
OF
ENERPLUS CORPORATION
(the "Corporation")

(share structure)

The Corporation is authorized to issue an unlimited number of Common Shares and a number of Preferred Shares which shall be limited to an amount equal to not more than one-quarter of the number of issued and outstanding Common Shares at the time of issuance of any such Preferred Shares. The rights, privileges, restrictions and conditions attached to the Common Shares and Preferred Shares are as follows:

Common Shares

1. The rights of the holders of the Common Shares are equal in all respects and include the following rights:

(a) to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

(c) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

2. If the directors of the Corporation declare a dividend on the Common Shares payable in whole or in part in fully paid and non-assessable Common Shares (the portion of the dividend payable in Common Shares being herein referred to as a "stock dividend"), the following provisions shall apply:

(a) unless otherwise determined by the directors of the Corporation in respect of a particular stock

dividend: (i) the number of Common Shares (which shall include any fractional Common Shares) to be issued in satisfaction of the stock dividend shall be determined by dividing (A) the dollar amount of the particular stock dividend, by (B) 95% of the "Average Market Price" of a Common Share on the Toronto Stock Exchange (the "TSX"), with the "Average Market Price" calculated by dividing the total value of Common Shares traded on the TSX by the total volume of Common Shares traded on the TSX over the five trading day period immediately prior to the payment date of the applicable stock dividend on the Common Shares; and (ii) the value of a Common Share to be issued for the purposes of each stock dividend declared by the directors of the Corporation shall be deemed to be the Average Market Price of a Common Share;

(b) to the extent that any stock dividend paid on the Common Shares represents one or more whole Common Shares payable to a registered holder of Common Shares, such whole Common Shares shall be registered in the name of such holder. Common Shares representing in the aggregate all of the fractions amounting to less than one whole Common Share which might otherwise have been payable to registered holders of Common Shares by reason of such stock dividend shall be issued to the transfer agent for the Common Shares as the agent of such registered holders of Common Shares. The transfer agent shall credit to an account for each such registered holder all fractions of a Common Share amounting to less than one whole share issued by the Corporation by way of stock dividends in respect of the Common Shares registered in the name of such holder. From time to time, when the fractional interests in a Common Share held by the transfer agent for the account of any registered holder of Common Shares are equal to or

exceed in the aggregate one additional whole Common Share, the transfer agent shall cause such additional whole Common Share to be registered in the name of such registered holder and thereupon only the excess fractional interest, if any, will continue to be held by the transfer agent for the account of such registered holder. The Common Shares held by the transfer agent representing fractional interests shall not be voted;

(c) if at any time the Corporation shall have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any stock dividend paid or payable to a shareholder in Common Shares, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell all or any part of the Common Shares or any fraction thereof so issued to such holder in payment of that stock dividend or one or more subsequent stock dividends through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, and to cause the transfer agent to remit the cash proceeds from such sale to such taxation authority (rather than such holder) in payment of such tax to be withheld. This right of sale may be exercised by notice given by the Corporation to such holder and to the transfer agent stating the name of the holder, the number of Common Shares to be sold and the amount of the tax which the Corporation has reason to believe should be withheld. Upon receipt of such notice the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and deliver the proceeds

therefrom to the applicable taxation authority on behalf of the Corporation. Any balance of the cash sale proceeds not remitted by the Corporation in payment of the tax to be withheld shall be payable to the holder whose Common Shares were so sold by the transfer agent;

(d) if at any time the Corporation shall have reason to believe that the payment of a stock dividend to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty thereunder or any legal or regulatory requirements not otherwise applicable to the Corporation, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, the Common Shares or any fraction thereof so issued and to cause the transfer agent to pay the cash proceeds from such sale to such holder. The right of sale shall be exercised in the manner provided in subparagraph (c) above except that in the notice there shall be stated, instead of the amount of the tax to be withheld, the nature of the law or regulation which might be contravened or which might subject the Corporation to any penalty or legal or regulatory requirement. Upon receipt of the notice, the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and to deliver the proceeds therefrom to such holder;

(e) upon any registered holder of Common Shares ceasing to be a registered holder of one or more Common Shares, such holder shall be entitled to receive from the transfer agent, and the transfer agent shall pay as soon as practicable to such holder, an amount in cash equal to the proportion of the value of one Common Share that is represented by the fraction less than one whole Common Share at that time held by the transfer agent for the account of such holder, and, for the purpose of determining such value, each Common Share shall be deemed to have the value equal to the Average Market Price in respect of the last stock dividend paid by the Corporation prior to the date of such payment; and

(f) for the purposes of the foregoing: (i) the calculation of a fraction of a Common Share payable to a shareholder by way of a stock dividend and the calculation of the Average Market Price shall be computed to six decimal places, and shall be rounded to the nearest sixth decimal place; and (ii) neither the Corporation nor its transfer agent shall have any obligation to register any Common Share in the name of a person, to deliver a certificate or other document representing Common Shares registered in the name of a shareholder or to make a cash payment for fractions of a Common Share, unless all applicable laws and regulations to which the Corporation and/or the transfer agent are, or as a result of such action may become, subject, shall have been complied with to their reasonable satisfaction.

Preferred Shares

1. Subject to the provisions of the Business Corporations Act (Alberta), the Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto (including, without limitation, any voting rights, any right to receive dividends (which may be

cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions) as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment.

2. Subject to the provisions of the Business Corporations Act (Alberta), the Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate rateably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

3. The Preferred Shares shall be entitled to

preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

SCHEDULE "B"
ARTICLES OF AMALGAMATION
OF
ENERPLUS CORPORATION
(the "Corporation")

(Other Rules or Provisions)

1. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

2. Meetings of shareholders of the Corporation may be held at any place within or outside of Alberta as the directors of the Corporation may determine.

# Articles of Amendment

Business Corporations Act
Section 29 or 177

1. **Name of Corporation**

2. **Corporate Access Number**

| | |
|---|---|
| ENERPLUS CORPORATION | 2015773548 |

3. **Item No. _______ of the Articles of the above named corporation are amended in accordance with Section ____________ of the Business Corporations Act.**

Pursuant to Section 173(1)(e) of the *Business Corporations Act* (Alberta) the Corporation's Articles be amended by changing the rights, privileges, restrictions and conditions presently attached to the Common Shares to the rights, privileges, restrictions and conditions set forth in Schedule "A" attached to these Articles of Amendment.

ELECTRONICALLY FILED WITH
ALBERTA REGISTRIES ON
MAY 1 1 2012
by BLAKE, CASSELS & GRAYDON LLP
Corporate Services

| Authorized Signature | David A. McCoy<br>Name of Person Authorizing *(please print)* | May 11, 2012<br>Date |
|---|---|---|

| Not Applicable.<br>Identification | Vice President, Corporate Services, General Counsel & Corporate Secretary<br>Title *(please print)* |
|---|---|

**SCHEDULE "A"**
**ARTICLES OF AMENDMENT**
**OF**
**ENERPLUS CORPORATION**
(the "Corporation")

(share structure)

The Corporation is authorized to issue an unlimited number of Common Shares and a number of Preferred Shares which shall be limited to an amount equal to not more than one-quarter of the number of issued and outstanding Common Shares at the time of issuance of any such Preferred Shares. The rights, privileges, restrictions and conditions attached to the Common Shares and Preferred Shares are as follows:

**Common Shares**

1. The rights of the holders of the Common Shares are equal in all respects and include the following rights:

   (a) to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

   (b) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

   (c) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

2. If the directors of the Corporation declare a dividend on the Common Shares payable in whole or in part in fully paid and non-assessable Common Shares (the portion of the dividend payable in Common Shares being herein referred to as a "**stock dividend**"), the following provisions shall apply:

   (a) unless otherwise determined by the directors of the Corporation in respect of a particular stock dividend: (i) the number of Common Shares (which shall include any fractional Common Shares) to be issued in satisfaction of the stock dividend shall be determined by dividing (A) the dollar amount of the particular stock dividend, by (B) 95% of the "Average Market Price" of a Common Share on the Toronto Stock Exchange (the "**TSX**"), with the "**Average Market Price**" calculated by dividing the total value of Common Shares traded on the TSX by the total volume of Common Shares traded on the TSX over the five trading day period immediately prior to the payment date of the applicable stock dividend on the Common Shares; and (ii) the value of a Common Share to be issued for the

purposes of each stock dividend declared by the directors of the Corporation shall be deemed to be the Average Market Price of a Common Share;

(b) to the extent that any stock dividend paid on the Common Shares represents one or more whole Common Shares payable to a registered holder of Common Shares, such whole Common Shares shall be registered in the name of such holder. Common Shares representing in the aggregate all of the fractions amounting to less than one whole Common Share which might otherwise have been payable to registered holders of Common Shares by reason of such stock dividend shall be issued to the transfer agent for the Common Shares as the agent of such registered holders of Common Shares. The transfer agent shall credit to an account for each such registered holder all fractions of a Common Share amounting to less than one whole share issued by the Corporation by way of stock dividends in respect of the Common Shares registered in the name of such holder. From time to time, when the fractional interests in a Common Share held by the transfer agent for the account of any registered holder of Common Shares are equal to or exceed in the aggregate one additional whole Common Share, the transfer agent shall cause such additional whole Common Share to be registered in the name of such registered holder and thereupon only the excess fractional interest, if any, will continue to be held by the transfer agent for the account of such registered holder. The Common Shares held by the transfer agent representing fractional interests shall not be voted;

(c) if at any time the Corporation shall have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any stock dividend paid or payable to a shareholder in Common Shares, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell all or any part of the Common Shares or any fraction thereof so issued to such holder in payment of that stock dividend or one or more subsequent stock dividends through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, and to cause the transfer agent to remit the cash proceeds from such sale to such taxation authority (rather than such holder) in payment of such tax to be withheld. This right of sale may be exercised by notice given by the Corporation to such holder and to the transfer agent stating the name of the holder, the number of Common Shares to be sold and the amount of the tax which the Corporation has reason to believe should be withheld. Upon receipt of such notice the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and deliver the proceeds therefrom to the applicable taxation authority on behalf of the Corporation. Any balance of the cash sale proceeds not remitted by the Corporation in payment of the tax to be withheld shall be payable to the holder whose Common Shares were so sold by the transfer agent;

(d) if at any time the Corporation shall have reason to believe that the payment of a stock dividend to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty thereunder or any legal or regulatory requirements not otherwise applicable to the Corporation, the Corporation shall have the right to require its transfer agent, as agent of such shareholder, to sell through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, the Common Shares or any fraction thereof so issued and to cause the transfer agent to pay the cash proceeds from such sale to such holder. The right of sale shall be exercised in the manner provided in subparagraph (c) above except that in the notice there shall be stated, instead of the amount of the tax to be withheld, the nature of the law or regulation which might be contravened or which might subject the Corporation to any penalty or legal or regulatory requirement. Upon receipt of the notice, the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the transfer agent shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and to deliver the proceeds therefrom to such holder;

(e) upon any registered holder of Common Shares ceasing to be a registered holder of one or more Common Shares, such holder shall be entitled to receive from the transfer agent, and the transfer agent shall pay as soon as practicable to such holder, an amount in cash equal to the proportion of the value of one Common Share that is represented by the fraction less than one whole Common Share at that time held by the transfer agent for the account of such holder, and, for the purpose of determining such value, each Common Share shall be deemed to have the value equal to the Average Market Price in respect of the last stock dividend paid by the Corporation prior to the date of such payment; and

(f) for the purposes of the foregoing: (i) the calculation of a fraction of a Common Share payable to a shareholder by way of a stock dividend and the calculation of the Average Market Price shall be computed to six decimal places, and shall be rounded to the nearest sixth decimal place; and (ii) neither the Corporation nor its transfer agent shall have any obligation to register any Common Share in the name of a person, to deliver a certificate or other document representing Common Shares registered in the name of a shareholder or to make a cash payment for fractions of a Common Share, unless all applicable laws and regulations to which the Corporation and/or the transfer agent are, or as a result of such action may become, subject, shall have been complied with to their reasonable satisfaction.

**Preferred Shares**

1. Subject to the provisions of the *Business Corporations Act* (Alberta), the Preferred Shares may be issued from time to time in one or more series with such rights, restrictions,

privileges, conditions and designations attached thereto (including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions) as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment.

2. Subject to the provisions of the *Business Corporations Act* (Alberta), the Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate rateably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

3. The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.